
Energizing Chemistry

RECEIVED
2005 FEB 25 A 10: 1


05006073

LANXESS AG / 51369 Leverkusen, Deutschland

Office of International Coporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A

SUPPL

16. February 2005

LANXESS AG
Stephanie Coßmann
Law & Intellectual Property
Beteiligungsverwaltung
Geb. K 10 / R. 3100
51369 Leverkusen, Deutschland

Telefon +49 214 30-43807
Telefax +49 214 30-24806
stephanie.cossmann
@lanxess.com
www.lanxess.com

Vorstand:
Dr. Axel C. Heitmann
(Vorsitzender)
Dr. Ulrich Koemm
Dr. Martin Wienkenhöver
Matthias Zachert

Sitz der Gesellschaft: Leverkusen
Amtsgericht Köln
HRB 53562
UST-ID-Nr. DE 814 213 113

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934 – File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Sincerely

PROCESSED
MAR 01 2005
THOMSON FINANCIAL

SEC AZ: 82-34843


LANXESS
Energizing Chemistry



FINANCIAL CALENDER

31 January 2005	Listing of LANXESS AG at Frankfurt Stock exchange
26 April 2005	Accounts 2004 press release
31 May 2005	Quarter 1/ 2005
16 June 2005	Ordinary Shareholders Meeting



Anlage 3 zum Protokoll vom 29. Dezember 2004

Satzung der LANXESS Aktiengesellschaft

Abschnitt I
Allgemeine Bestimmungen

§ 1
Firma und Sitz

(1) Die Gesellschaft führt die Firma LANXESS Aktiengesellschaft.

(2) Sie hat ihren Sitz in Leverkusen.

§ 2
Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist Erzeugung, Vertrieb, sonstige industrielle Betätigung oder Erbringung von Dienstleistungen auf den Gebieten Chemie und Polymere.

(2) Die Gesellschaft ist berechtigt, alle Geschäfte vorzunehmen, die mit dem Gegenstand des Unternehmens zusammenhängen oder ihm unmittelbar oder mittelbar zu dienen geeignet sind.

(3) Die Gesellschaft kann andere Unternehmen gründen, erwerben und sich an ihnen beteiligen, insbesondere an solchen, deren Unternehmensgegenstände sich ganz oder teilweise auf die in Abs. 1 genannten Gebiete erstrecken. Sie kann Unternehmen, an denen sie beteiligt ist, unter ihrer einheitlichen Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern oder verbundenen Unternehmen überlassen.

§ 3
Geschäftsjahr, Bekanntmachung, Gerichtsstand

(1) Das Geschäftsjahr ist das Kalenderjahr.

(2) Die Bekanntmachungen der Gesellschaft erfolgen durch Veröffentlichung im elektronischen Bundesanzeiger.

(3) Für alle Streitigkeiten zwischen der Gesellschaft und ihren Aktionären besteht ein Gerichtsstand am Sitz der Gesellschaft. Ausländische Gerichte sind für solche Streitigkeiten nicht zuständig.

Abschnitt II
Grundkapital und Aktien

§ 4
Grundkapital

(1) Das Grundkapital beträgt Euro 73.034.192,00 und ist eingeteilt in 73.034.192 auf den Inhaber lautende Aktien (Stückaktien).

(2) Der Vorstand ist ermächtigt, das Grundkapital bis zum 30. August 2009 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Stückaktien gegen Bar- oder Sacheinlagen einmalig oder mehrmals um bis zu insgesamt Euro 36.517.096 zu erhöhen. Den Aktionären ist mit den nachfolgenden Einschränkungen ein Bezugsrecht einzuräumen: Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge von dem Bezugsrecht der Aktionäre auszunehmen und das Bezugsrecht auch insoweit auszuschließen, wie es erforderlich ist, um Inhabern der von der Gesellschaft oder ihren Tochtergesellschaften ausgegebenen Optionsscheine und Wandelschuldverschreibungen ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- bzw. Wandelrechts zustehen würde. Der Vorstand ist weiter ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht auszuschließen, sofern die Kapitalerhöhung gegen Sacheinlagen zum Zwecke des Erwerbs von Unternehmen, Unternehmensteilen oder von Beteiligungen an Unternehmen erfolgt. Darüber hinaus ist der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht in dem Umfang

auszuschließen, in dem es erforderlich ist, um bei Ausübung des Wandlungsrechts bzw. bei Erfüllung der Wandlungspflicht aus der von der Gesellschaft gemäß Beschluss der Hauptversammlung vom 15. September 2004 begebenen Wandelschuldverschreibung im Nominalbetrag von € 200.000.000,00 den Inhabern dieser Wandelschuldverschreibung neue Stückaktien gewähren zu können. Der Vorstand ist weiter ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht bei einer Kapitalerhöhung gegen Bareinlagen für einen Betrag von bis zu 10 % des bei Beschlussfassung über die erstmalige Ausnutzung des genehmigten Kapitals vorhandenen Grundkapitals auszuschließen, wenn der Ausgabebetrag der neuen Aktien den Börsenpreis der bereits börsennotierten Aktien der Gesellschaft zum Zeitpunkt der endgültigen Festlegung des Ausgabebetrages, der möglichst zeitnah zur Platzierung der Aktien erfolgen soll, nicht wesentlich unterschreitet. Der Vorstand ist ferner ermächtigt, die weiteren Einzelheiten der Kapitalerhöhung und ihrer Durchführung mit Zustimmung des Aufsichtsrats festzulegen.

(3) Bei einer Kapitalerhöhung kann die Gewinnbeteiligung der neuen Aktien abweichend von § 60 des Aktiengesetzes geregelt werden.

§ 5
Aktien

(1) Der Anspruch des Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

(2) Die Entscheidung über die Ausgabe von Aktienurkunden und alle damit zusammenhängenden Einzelheiten obliegt dem Vorstand.

Abschnitt III
Verfassung

A. Der Vorstand

§ 6
Zusammensetzung, Geschäftsordnung

(1) Der Vorstand besteht aus wenigstens zwei Mitgliedern. Im Übrigen bestimmt der Aufsichtsrat die Zahl der Mitglieder des Vorstands. Der Aufsichtsrat kann ein

Vorstandsmitglied zum Vorsitzenden des Vorstands und ein Vorstandsmitglied zum stellvertretenden Vorsitzenden des Vorstands ernennen. Es können stellvertretende Vorstandsmitglieder bestellt werden.

(2) Der Vorstand kann sich durch einstimmigen Beschluss eine Geschäftsordnung geben, wenn nicht der Aufsichtsrat eine Geschäftsordnung für den Vorstand erlässt.

§ 7
Vertretungsmacht

Die Gesellschaft wird durch zwei Mitglieder des Vorstands oder durch ein Mitglied des Vorstands zusammen mit einem Prokuristen gesetzlich vertreten.

B. Der Aufsichtsrat

§ 8
Zusammensetzung, Wahl, Amtszeit

(1) Der Aufsichtsrat besteht aus 16 Mitgliedern. Acht Mitglieder werden von der Hauptversammlung nach den Bestimmungen des Aktiengesetzes, acht von den Arbeitnehmern nach den Bestimmungen des Mitbestimmungsgesetzes vom 4. Mai 1976 (MitbestG) gewählt.

(2) Die Mitglieder des Aufsichtsrats werden für die Zeit bis zur Beendigung der Hauptversammlung gewählt, die über ihre Entlastung für das vierte Geschäftsjahr nach dem Beginn ihrer Amtszeit beschließt. Das Geschäftsjahr, in dem ihre Amtszeit beginnt, wird dabei nicht mitgerechnet. Die Hauptversammlung kann bei der Bestellung eine kürzere Amtszeit bestimmen.

(3) Gleichzeitig mit den von der Hauptversammlung zu wählenden Aufsichtsratsmitgliedern können ein oder mehrere Ersatzmitglieder gewählt werden. Die Ersatzmitglieder treten bei einem vorzeitigen Ausscheiden des betreffenden Aufsichtsratsmitglieds für dessen restliche Amtszeit in den Aufsichtsrat ein. Die Wahl von Ersatzmitgliedern für die Aufsichtsratsmitglieder der Arbeitnehmer erfolgt nach den Bestimmungen des Mitbestimmungsgesetzes.

(4) Scheidet ein von der Hauptversammlung zu wählendes Mitglied des Aufsichtsrats vor dem Ablauf seiner Amtszeit aus dem Aufsichtsrat aus und steht kein gewähltes Ersatzmitglied zur Verfügung, so erfolgt die Ergänzungswahl eines Nachfolgers, soweit dabei keine kürzere Amtszeit bestimmt wird, für den Rest der Amtszeit des vorzeitig ausgeschiedenen Aufsichtsratsmitglieds.

(5) Die Mitglieder des Aufsichtsrats können ihr Amt jederzeit durch schriftliche Erklärung dem Aufsichtsratsvorsitzenden oder dem Vorstand gegenüber unter Einhaltung einer Frist von zwei Wochen niederlegen. Die Abberufung eines von den Aktionären zu wählenden Aufsichtsratsmitglieds bedarf einer Mehrheit, die mindestens drei Viertel der abgegebenen Stimmen umfasst.

§ 9
Vorsitzender und Stellvertreter

(1) Der Aufsichtsrat wählt aus seiner Mitte einen Aufsichtsratsvorsitzenden und einen Stellvertreter. Die Wahl erfolgt nach den Bestimmungen des Mitbestimmungsgesetzes.

(2) Der Aufsichtsratsvorsitzende und der Stellvertreter werden, soweit bei der Wahl nicht eine kürzere Amtszeit bestimmt wird, jeweils für die Dauer ihrer Mitgliedschaft im Aufsichtsrat zum Vorsitzenden und Stellvertreter gewählt. Die Wahl erfolgt im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder der Aktionäre bestellt worden sind, in einer ohne besondere Einberufung stattfindenden Sitzung.

(3) Scheidet der Aufsichtsratsvorsitzende oder der Stellvertreter vor Ablauf der Amtszeit aus, so wählt der Aufsichtsrat in seiner nächsten Sitzung einen Nachfolger. Bei einem vorzeitigen Ausscheiden des Aufsichtsratsvorsitzenden erfolgt die Einberufung des Aufsichtsrats durch den Stellvertreter.

(4) Der Stellvertreter hat nur dann die Rechte und Pflichten des Vorsitzenden, wenn dieser verhindert ist und Gesetz oder Satzung ihm diese Rechte und Pflichten ausdrücklich übertragen.

§ 10
Einberufung und Beschlussfassung

(1) Der Aufsichtsratsvorsitzende beruft die Sitzungen des Aufsichtsrats ein und leitet sie. Der Aufsichtsrat hat zwei Sitzungen im Kalenderhalbjahr abzuhalten. Er hält ferner dann Sitzungen ab, wenn es gesetzlich erforderlich oder geschäftlich angezeigt ist.

(2) Die Mitglieder des Vorstands können an den Sitzungen des Aufsichtsrats teilnehmen, soweit der Aufsichtsratsvorsitzende aus besonderem Grund nichts anderes bestimmt.

(3) Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich in der Abstimmung der Stimme enthält. Mitglieder, die durch Videokonferenz zugeschaltet sind, gelten als anwesend. Abwesende Aufsichtsratsmitglieder können dadurch an der Beschlussfassung teilnehmen, dass sie durch andere Aufsichtsratsmitglieder schriftliche Stimmabgaben überreichen lassen. Als schriftliche Stimmabgabe gilt auch eine in Textform (§ 126b BGB) übermittelte Stimmabgabe.

(4) Der Vorsitzende kann die Beschlussfassung über einzelne oder sämtliche Gegenstände der Tagesordnung auf höchstens vier Wochen vertagen, wenn an der Beschlussfassung nicht die gleiche Zahl von Mitgliedern der Aktionäre und der Arbeitnehmer teilnehmen würde oder sonst ein erheblicher Grund für die Vertagung vorliegt. Zu einer erneuten Vertagung ist der Vorsitzende nicht befugt.

(5) Eine Beschlussfassung des Aufsichtsrats kann auf Veranlassung des Vorsitzenden auch außerhalb einer Sitzung durch mündliche, telefonische, schriftliche sowie in Textform (§ 126b BGB) übermittelte Stimmabgabe erfolgen. Ein Recht zum Widerspruch gegen die vom Vorsitzenden angeordnete Form der Beschlussfassung besteht nicht. Solche Beschlüsse werden vom Vorsitzenden schriftlich festgestellt und in die Niederschrift über die Verhandlung der nächsten Sitzung aufgenommen.

(6) Beschlüsse des Aufsichtsrats bedürfen der Mehrheit der abgegebenen Stimmen, soweit nicht gesetzlich zwingend etwas anderes bestimmt ist. Ergibt eine Abstimmung Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Beschlussgegenstand, wenn auch sie Stimmengleichheit ergibt, der

Vorsitzende zwei Stimmen. Auch die zweite Stimme kann gemäß Abs. 3 Sätze 4 und 5 schriftlich oder in Textform (§ 126b BGB) abgegeben werden.

(7) Über die Verhandlungen und Beschlüsse des Aufsichtsrats sind Niederschriften aufzuzeichnen und aufzubewahren. Der Vorsitzende hat die Niederschriften zu unterzeichnen.

(8) Erklärungen des Aufsichtsrats und seiner Ausschüsse werden im Namen des Aufsichtsrats von dem Vorsitzenden abgegeben. Der Vorsitzende, nicht jedoch jedes Mitglied, ist befugt, Erklärungen für den Aufsichtsrat entgegenzunehmen.

(9) Der Aufsichtsrat kann Satzungsänderungen beschließen, die nur die Fassung betreffen.

§ 11
Geschäftsordnung und Ausschüsse

(1) Der Aufsichtsrat beschließt für sich eine Geschäftsordnung.

(2) Der Aufsichtsrat kann neben dem Ausschuss nach § 27 Abs. 3 MitbestG weitere Ausschüsse bilden und aus seiner Mitte besetzen. Den Ausschüssen können im Rahmen der gesetzlichen Möglichkeiten Entscheidungsbefugnisse des Aufsichtsrats übertragen werden.

(3) Die Regelungen des § 10 gelten für die Ausschüsse entsprechend. Der Ausschuss kann aus seiner Mitte einen Vorsitzenden wählen, wenn nicht der Aufsichtsrat einen Vorsitzenden bestimmt. Bei Stimmengleichheit im Ausschuss – ausgenommen im Ausschuss nach § 27 Abs. 3 MitbestG – hat der Ausschussvorsitzende, wenn eine erneute Abstimmung über denselben Beschlussgegenstand wiederum eine Stimmengleichheit ergibt, zwei Stimmen. Im übrigen kann der Aufsichtsrat die Tätigkeit der Ausschüsse in der Geschäftsordnung regeln.

§ 12
Vergütung des Aufsichtsrats

(1) Jedes Mitglied des Aufsichtsrats erhält neben dem Ersatz seiner Auslagen eine jährliche feste Vergütung von 30.000 Euro.

(2) Der Vorsitzende erhält das Dreifache, sein Stellvertreter das Eineinhalbfache der nach Abs. 1 zu gewährenden Vergütung. Aufsichtsratsmitglieder, die einem Ausschuss angehören, erhalten zusätzlich ein Viertel der Vergütung gemäß Abs. 1. Aufsichtsratsmitglieder, die in einem Ausschuss den Vorsitz führen, erhalten zusätzlich ein weiteres Viertel der Vergütung gemäß Abs. 1. Insgesamt erhält ein Mitglied des Aufsichtsrats jedoch maximal das Dreifache der nach Abs. 1 zu gewährenden Vergütung.

(3) Aufsichtsratsmitglieder, die nur während eines Teils des Geschäftsjahrs dem Aufsichtsrat oder einem Ausschuss angehört oder in einem Ausschuss den Vorsitz geführt haben, erhalten eine im Verhältnis der Zeit geringere Vergütung.

(4) Die Gesellschaft erstattet den Aufsichtsratsmitgliedern die durch die Ausübung des Amts entstehenden Auslagen einschließlich einer etwaigen auf die Vergütung und den Auslagenersatz entfallenden Umsatzsteuer (Mehrwertsteuer).

(5) Die Gesellschaft kann zu Gunsten der Aufsichtsratsmitglieder eine Haftpflichtversicherung abschließen, welche die gesetzliche Haftpflicht aus der Aufsichtsratstätigkeit abdeckt.

C. Die Hauptversammlung

§ 13
Ort der Hauptversammlung

Die Hauptversammlung findet am Sitz der Gesellschaft oder in einer deutschen Gemeinde mit mehr als 100.000 Einwohnern statt.

§ 14
Einberufung der Hauptversammlung

Die Hauptversammlung wird, soweit dazu nicht andere Personen von Gesetzes wegen befugt sind, durch den Vorstand einberufen. Die Einberufung muss mindestens einen Monat vor dem Tag, bis zu dessen Ablauf die Aktien nach § 15 zu hinterlegen sind, im elektronischen Bundesanzeiger bekannt gemacht werden. Bei der Berechnung der Frist sind der Tag der Einberufung und der Tag, bis zu dessen Ablauf die Aktien hinterlegt werden müssen, nicht mitzurechnen.

§ 15
Teilnahmeberechtigung, Hinterlegung der Aktien

(1) Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechtes sind nur die Aktionäre berechtigt, die ihre Aktien bei der Gesellschaft, einem deutschen Notar, einer Wertpapiersammelbank oder einer anderen in der Einberufung zur Hauptversammlung bestimmten Stelle während der Geschäftsstunden hinterlegen und bis zur Beendigung der Hauptversammlung dort belassen. Die Hinterlegung gilt auch dann als bei einer der genannten Stellen bewirkt, wenn Aktien mit Zustimmung einer solchen Stelle für diese bei einem Kreditinstitut bis zur Beendigung der Hauptversammlung gesperrt werden.

(2) Die Hinterlegung der Aktien muss spätestens am siebten Tag vor der Hauptversammlung erfolgt sein. Wenn der letzte Tag der Hinterlegungsfrist auf einen Sonnabend, einen Sonntag oder einen am Sitz der Gesellschaft staatlich anerkannten Feiertag fällt, hat die Hinterlegung spätestens an dem unmittelbar darauf folgenden Werktag zu erfolgen.

(3) Im Fall der Hinterlegung bei einem deutschen Notar oder einer Wertpapiersammelbank ist die Bescheinigung über die Hinterlegung spätestens am nächsten Werktag nach Ablauf der Hinterlegungsfrist (Abs. 2) bei der Gesellschaft einzureichen.

(4) Vollmachten zur Ausübung des Stimmrechts bedürfen, soweit nicht das Gesetz etwas anderes bestimmt, der Schriftform. In der Einberufung der Hauptversammlung kann

jedoch eine Bevollmächtigung in Textform (§ 126b BGB) zugelassen und die Art der Erteilung der Vollmacht im Einzelnen geregelt werden.

§ 16
Ablauf der Hauptversammlung

(1) Den Vorsitz in der Hauptversammlung führt der Vorsitzende des Aufsichtsrats oder im Fall seiner Verhinderung ein anderes von ihm zu bestimmendes Aufsichtsratsmitglied der Aktionäre. Für den Fall, dass weder der Vorsitzende noch ein von ihm bestimmtes Mitglied des Aufsichtsrats den Vorsitz übernimmt, wird der Versammlungsleiter durch die in der Hauptversammlung anwesenden Aufsichtsratsmitglieder der Aktionäre mit einfacher Mehrheit der Stimmen gewählt.

(2) Der Versammlungsleiter leitet die Verhandlungen und bestimmt die Reihenfolge der Verhandlungsgegenstände und der Redner sowie die Art und Form der Abstimmung. Das Abstimmungsergebnis kann auch durch Abzug der Ja- oder Neinstimmen sowie der Enthaltungen von den den Stimmberechtigten insgesamt zustehenden Stimmen ermittelt werden.

(3) Die Hauptversammlung kann teilweise oder vollständig in Bild und Ton übertragen oder aufgezeichnet werden. Die Einzelheiten der Bild- und Tonübertragung oder der Bild- und Tonaufzeichnung werden zusammen mit der Einladung zur Hauptversammlung in den Gesellschaftsblättern bekannt gemacht.

§ 17
Beschlussfassung

(1) Jede Aktie gewährt in der Hauptversammlung eine Stimme.

(2) Beschlüsse der Hauptversammlung werden, soweit nicht die Satzung oder das Gesetz zwingend etwas Abweichendes bestimmt, mit einfacher Mehrheit der abgegebenen Stimmen und, soweit außerdem eine Kapitalmehrheit erforderlich ist, mit einfacher Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals gefasst.

Abschnitt IV
Jahresabschluss und Gewinnverwendung

§ 18
Jahresabschluss

(1) Der Vorstand hat für das vergangene Geschäftsjahr den Jahresabschluss, den Lagebericht, den Konzernabschluss und den Konzernlagebericht innerhalb der gesetzlichen Fristen aufzustellen und unverzüglich nach der Aufstellung dem Aufsichtsrat und dem Abschlussprüfer vorzulegen. Zugleich hat der Vorstand dem Aufsichtsrat einen Vorschlag für die Verwendung des Bilanzgewinns vorzulegen.

(2) Für die Aufstellung des Jahresabschlusses und des Konzernabschlusses sind die gesetzlichen Vorschriften und kaufmännischen Grundsätze maßgebend.

(3) Der Vorstand und Aufsichtsrat sind ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzliche Rücklage einzustellenden Beträge und eines Verlustvortrags verbleibt, zum Teil oder ganz in andere Gewinnrücklagen einzustellen. Die Einstellung eines größeren Teils als der Hälfte des Jahresüberschusses ist nicht zulässig, soweit die anderen Gewinnrücklagen nach der Einstellung die Hälfte des Grundkapitals übersteigen würden.

§ 19
Verwendung des Bilanzgewinns

(1) Die Hauptversammlung beschließt alljährlich in den ersten acht Monaten des Geschäftsjahrs über die Entlastung der Mitglieder des Vorstands und des Aufsichtsrats, über die Verwendung des Bilanzgewinns und über die Wahl des Abschlussprüfers (ordentliche Hauptversammlung).

(2) Der Bilanzgewinn wird auf die Aktionäre gleichmäßig verteilt, soweit die Hauptversammlung nicht eine anderweitige Verwendung beschließt.

(3) Die Hauptversammlung kann beschließen, den Bilanzgewinn teilweise oder vollständig im Wege einer Sachausschüttung auf die Aktionäre zu verteilen.


Energizing Chemistry

LANXESS AG
Investor Relations
51369 Leverkusen
Germany

Phone +49 214 30-43801
Fax +49 214 30-96 43801
ir@lanxess.com

Entry in the Bayer AG commercial register:

Lanxess spin-off accomplished

Leverkusen – The separation of Lanxess AG from the Bayer Group was accomplished on Friday, January 28, 2005 with the entry of the spin-off of the new chemicals group in the commercial register for Bayer AG. This completes the most fundamental restructuring in Bayer AG's history. Bayer will in future concentrate on its growth- and innovation-driven core businesses in the fields of health care, nutrition and high-tech materials. The portfolio of Lanxess comprises large parts of Bayer's previous chemicals business and about one third of its former polymers business.

"Placing Lanxess on the stock market is a crucial part of Bayer's strategic realignment. The preparations for the spin-off took little more than a year. This is a tremendous achievement, for which I would like to thank all employees on behalf of the entire Board of Management," said Werner Wenning, CEO of Bayer AG.

By virtue of the spin-off, all the shares of Lanxess AG are being allotted to Bayer AG stockholders in the ratio of one Lanxess share for every ten Bayer shares held. For technical reasons the allotment will not take place until after the close of trading on Friday. The number of Lanxess shares to be allotted to each Bayer stockholder is dependent on the number of Bayer shares he or she holds at that time.





LANXESS AG
Investor Relations
51369 Leverkusen
Germany

Phone +49 214 30-43801
Fax +49 214 30-96 43801
ir@lanxess.com

Stockholders who hold a number of Bayer shares not evenly divisible by ten will accordingly receive fractional rights to Lanxess shares; no stockholders' rights can be exercised on the basis of these fractional rights. The depositary banks and Deutsche Bank will endeavor to arrange an offset of fractional rights among their owners. Further information on this is available from the depositary banks.

All the shares of Lanxess AG are to be admitted on January 28, 2005 to the Prime Standard sub-segment of the official market segment (Amtlicher Markt) of the Frankfurt Stock Exchange. Trading in the shares of Lanxess AG is scheduled to commence on Monday, January 31, 2005. On the morning of that day the opening price of Lanxess shares will be determined in the market. Neither Bayer AG, Lanxess AG, joint financial advisors Deutsche Bank and Morgan Stanley, nor the stock exchange itself are giving any indication of the price in advance. The opening price of Lanxess shares is likely to be determined between 9.15 and 9.25 a.m. Bayer stock will be quoted "ex-spin-off" for the first time as soon as the stock market opens at 9.00 a.m. Here, too, the market will determine how the share price develops.

With 2003 sales of some EUR 6.3 billion (based on the Combined Financial Statements) and about 19,600 employees (as at September 30, 2004), Lanxess is among Europe's largest chemical companies. "We wish all Lanxess employees a good start as an independent company and every success in the future," said Wenning.

Leverkusen, January 28, 2005


LANXESS
Energizing Chemistry

Not for Distribution in the United States

This news release is neither an offer to sell nor an invitation to purchase any type of securities. In particular, it is not an offer for the sale of securities in the United States. Securities may not be offered or sold in the United States except with prior registration or with an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither LANXESS AG nor Bayer AG intends to register any securities of LANXESS AG in the United States or to conduct a public offering of securities in the United States or any other jurisdiction.

LANXESS AG
Contact:
Hans Graf von Hochberg
Corporate Communications
Financial Communications
51369 Leverkusen
Germany

Phone +49 214 30-82895
Fax +49 214 30-50691
hans.hochberg@lanxess.com

All stockholders' representatives on future LANXESS Supervisory Board now elected

Leverkusen – All of the stockholders' representatives on the future Supervisory Board of LANXESS AG have now been elected. In addition to Dr. Rolf Stomberg, these will be Dr. Friedrich Janssen, Dr. Jürgen F. Kammer, Robert J. Koehler, Rainer Laufs, Lutz Lingnau, Prof. h.c. Dr. Ulrich Middelmann and Dr. Sieghardt Rometsch. They were elected at an Extraordinary Stockholders' Meeting of LANXESS AG held before the spin-off of the company became effective, and are expected to take office at the end of February 2005 once the legal basis for the composition of the Supervisory Board has been confirmed in the "Statusverfahren" prescribed under the Stock Corporation Act. Until then the Supervisory Board of LANXESS AG will continue to consist of three members. Effective January 29, 2005 these will be Dr. Rolf Stomberg, Dr. Friedrich Janssen and Rainer Laufs. They will replace the existing members Klaus Kühn (Chief Financial Officer of Bayer), Johannes Dietsch (Head of Finance at Bayer) and Dr. Roland Hartwig (Bayer's General Counsel), who have resigned their seats by agreement.

Dr. Stomberg is Chairman of the Board of Directors of Management Consulting Group plc, London, and a member of other European supervisory boards. Dr. Janssen has been a member of the Executive Board of E.ON Ruhrgas AG, Essen, since 1995. Dr. Kammer was Executive Board Chairman of Süd-Chemie AG, Munich, until 2004, and subsequently became Chairman of that company's Supervisory Board. Koehler has been Chairman of the Board of Management of SGL Carbon AG, Wiesbaden, since 1992. Laufs, formerly Management





LANXESS AG
Contact:
Hans Graf von Hochberg
Corporate Communications
Financial Communications
51369 Leverkusen
Germany

Phone +49 214 30-82895
Fax +49 214 30-50691
hans.hochberg@lanxess.com

Board Chairman of Deutsche Shell AG, Hamburg, has been working as a self-employed consultant since the beginning of 2005. Lignau has been a member of the Board of Management of Schering AG, Berlin, since 2001. Prof. Middelmann has been Chairman of the Executive Board of ThyssenKrupp Steel AG, Duisburg, and at the same time Vice Chairman of the Executive Board of ThyssenKrupp AG, Düsseldorf since 2001. Dr. Rometsch has been Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf, since 2004.

The LANXESS Supervisory Board will in future be constituted in accordance with the German Codetermination Act of 1976 and consist of 16 members – eight employee representatives and eight representatives of the stockholders. The eight employee representatives will be appointed by the court after the end of the "Statusverfahren". Once the Board is complete, a constituent meeting will be held during which the members will elect their Chairman and Vice Chairman.

Note to editors:
Short biographies and portrait photographs of the eight stockholders' representatives on the Supervisory Board can be found on the LANXESS press server at www.press.lanxess.com

Leverkusen, January 28, 2005
hhb (2005-0003-E)

Forward-Looking Statements